Exhibit 99

TERMINATION OF DEFINITIVE AGREEMENT

BETWEEN

effective this date: August 31, 2011

STEELE RESOURCES INC. (SELR:OTCBB), 3081 Alhambra Drive, Suite 208 Cameron Park, California

AND

INNOCENT INC. (INCT.PK), 2000 NE 22nd St. Wilton Manors, FL 33305

BACKGROUND:

On February 20, 2011 Innocent Inc. entered into a material definitive agreement with Steele Resources, Inc. (SELR: OTCBB) to acquire 50% of the Mineral Hill Gold Exploration Project. The project is located near Pony Hill, Montana in the Mineral Hill Mining District and consists of 17 patented and 67 unpatented lode mining claims (approximately 1,800 acres). The agreement is a 50/50 Joint Venture under which the two companies will work together to explore and operate the claims. The initial participating interests of Innocent, Inc. and Steele Resources, Inc. in the JV will be 50% and 50%. Under the terms of the agreement, Innocent may contribute up to $5,000,000 in operating funds over one year.  In the event those funds were not provided, Innocent would forfeit 10% per $1,000,000 not provided. Steele Resources, Inc. will act as the operating partner and have a commitment to match up to $5,000,000 in funding within one year of Innocent, Inc. contributing its first $1,000,000. Steel Resources, Inc. will forfeit 10% per $1,000,000 not provided under its obligation. Innocent Inc. has made payments of five hundred forty thousand dollars ($540,000) under the terms of the agreement.

On February 7, 2011, INCT advanced an initial $290,000 which allowed SRI to close on the Pony Project representing 17 patented and 67 unpatented mining claims located in the Pony Mining District of Montana.

A second payment expected be completed on or before February 28th, 2011, was completed on March 18, 2011 in the amount of $250,000. These funds were sent directly to Steele Resources, Inc. and Innocent Inc. has received the supporting documentation and issued a Note Payable for these funds on behalf of Innocent Inc. These funds allowed SRI to close on the Atlantic and Pacific mining property mineral lease (the”A&P Project”) representing two patented mining claims located next to the Pony Project and together representing the Mineral Hill Mining Project.

On April 14, 2011, the Company received a notification from its joint venture partner (SRI), that Innocent Inc. was in default on the balance of its funding commitment of the $1,000,000. The Company did not agree with the exact interpretation of the default and Innocent Inc. is seeking the additional capital to fulfill its committed obligation. After further discussion the JV Partners have decided that in consideration of Innocent’s willingness to negotiate, in good faith, a payment plan for the $460,000 currently due from the commitment under the Joint Venture Agreement. Steele Resources was willing to not pursue the default condition established in its letter of notification conditional upon Innocent Inc. entering into a negotiation process with Steele by May 2, 2011. Steele Resources stated that it would not seek any default remediation so long as Innocent negotiates a “good faith” funding solution. The JV Agreement provides ; Under the terms of the JV Agreement INCT and SRC would each own 50% of the Joint Venture however the percentage ownership would be reduced by 10% for each $1,000,000 a party failed to contribute to the Joint Venture . On May 2, 2011 Steele Resources acknowledges that Innocent is providing "good faith" efforts to completing its funding obligations to the Joint Venture Agreement. Innocent acknowledges that a balance of $460,000 remains of the initial $1,000,000 funding obligation. Given Innocent's present funding efforts the parties to the agreement have decided that no default exist and efforts to complete the funding obligation will be supported by both parties. On July 22, 2011, the Company received notification from its joint venture partner (SRI), that Innocent, Inc. had not delivered on its commitment to fund the balance of $460,000 or to provide a viable funding solution, and was terminating the joint venture agreement pending resolution of the refund of the $540,000 previously funded to SRI.

On August 30, 2011 Innocent Inc. notified Steele Resources that the company no longer felt that the capital committed and necessary for the project could be secured by Innocent in a timely manner and the Innocent Inc. felt it was in the best interest of the shareholders of both companies to terminate the agreement.

TERMS AND CONDITIONS  OF THE TERMINATION:

The parties to the original material definitive agreement dated February 20, 2011, attached as Exhibit 1; hereby mutually agree to terminate said agreement under the terms and conditions stated below.

Item 1:   The five hundred forty thousand dollars ($540,000), funded to-date by Innocent Inc. to Steele Resources Inc. will be repaid to Innocent Inc. and immediately transferred to the parties that funded said funds;

Item 2:   The collateral for the five hundred forty thousand dollars  $540,000 funded to date will encompass the existing stockpiled ore on site, although the exact net profit is unknown, the parties believed it is sufficient to repay the note holders. This ore referenced on the Steele web site is and will serve as the primary repayment funds to the Innocent Inc. note holders,  and the initial net revenue proceeds will be applied to satisfy the referenced note;

Item 3:   Steele Resources Inc. will grant to Innocent Inc. an eight percent (8%) of the net revenue proceeds of the stockpile of ore on site;

Item 4:   Steele Resources Inc. has the right to repay the funds to satisfy the five hundred forty thousand dollars ($540,000), at its discretion prior to the processing of the stockpile ore currently on site;

Item 5:    Steele Resources Inc. has the right to negotiate a separate agreement with the note holders, providing any such agreement transfers the responsibility and obligation of the Innocent Inc. $540,000 note payable to Steele Resources Inc. and upon written acceptance by the current Innocent Inc. note holders.

Item 6:   The five hundred forty thousand dollars ($540,000) will continue to be reflected in the financial statements of Steele Resources Inc.  as a current note payable due Innocent Inc. and Innocent Inc. will reflect  as current term note payable to related parties

Item 7:    Upon the completion of the Steele Resource Inc.  grant of 8% of the net income value of the stockpiled ore currently on site, Innocent Inc. will have no further rights to any future extracted/or un-extracted minerals contained on the site;

Item 8:   Innocent Inc. will forfeit any ownership rights of the property (with the exception of the 8 % of the stockpile ore on site) and in turn Innocent Inc. will not be responsible for any future funding for the development or any current expenses associated with the property. Steele Resources Inc. will become the 100% owner of the site.

Closing: The closing of this agreement (the “Closing") shall be deemed to take place upon execution of this Agreement by Steele Resources  Inc. and Innocent Inc.

Authority: Steele Resources Inc. and  Innocent Inc. have the requisite corporate authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof.  The  execution and delivery of this Agreement by Steele Resources Inc. and Innocent Inc. and the  consummation of the  transactions contemplated  hereby  will not violate or conflict  with any  provisions  of the Articles of  Incorporation,  as amended,  or Bylaws of Innocent Inc. or contravene any law, rule, regulation, court or administrative order binding on it, or result in the  breach  of or  constitute  a default  in the  performance  of any  material obligation, agreement, covenant or condition contained in any material contract, lease,  judgment,  decree,  order,  award, note, loan or credit agreement or any other  material  agreement or instrument to which Innocent Inc. is a party or by which it is bound, the default or breach of which would have a material adverse effect on the property and assets of Innocent Inc.,  considered as a whole. Steele Resources Inc. and Innocent Inc. have taken all requisite corporate action to authorize and approve the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.  Upon due execution and delivery of this Agreement, this Agreement will constitute a valid, legal and binding obligation of Steele Resources Inc. and Innocent Inc. enforceable against them in accordance with its terms.

Mutual Covenants of the Parties:  Steele Resources Inc. and Innocent Inc. each agree to execute any further  documents  or  agreements  and to take any further acts that may be reasonably  necessary to effect the  transactions  contemplated hereunder, including, but not limited to, obtaining any consents or approvals of any  third-party   required  to  be  obtained  to  consummate  the  transactions contemplated by this Agreement.

Nature and Survival of Representations:  All representations, warranties and covenants made by any party in this Agreement  shall  survive  the  Closing hereunder and the consummation of the transactions contemplated hereby for two (2) years from the date hereof.  All of the parties hereto are executing and carrying out the provisions of  this  Agreement  in  reliance  solely  on the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any  investigation  upon  which  it  might  have  made  or any  representations, warranty, agreement, promise or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

Undertakings and Further Assurances:  At any time, and from time to time, hereafter, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to carry out the intent and purposes of this Agreement.

Waiver: Any failure on the part of any party hereto to comply with any of its obligations, agreements or conditions hereunder may be waived in writing by the party to whom such compliance is owed.

Notices: All notices and other communications hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first class registered or certified mail, return receipt requested, or by Federal Express or other means of overnight delivery to the addresses below:

Steele Resources Inc.

3081 Alhambra Drive,

Suite 208

Cameron Park, California 95682

(530) 672-6225

Innocent Inc.

Wayne A Doss

3290 Suntree Blvd

Suite 105

Melbourne, Florida 32940

(828) 702-7687

Headings: The paragraph and subparagraph headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Governing Law and Arbitration Provision: This Agreement shall be governed by the laws of the State of Nevada. Any dispute arising directly or indirectly from this Agreement shall be settled by arbitration within the State of Nevada. Any arbitration will be conducted by the American Arbitration Association in accordance with its Rules of Commercial Arbitration, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties hereto agree that service by certified mail to their business addresses shall constitute sufficient service of process of any proposed arbitration.

Binding Effect: This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, his respective heirs, administrators, executors, successors and assigns. This Agreement shall not be assigned by any party hereto, except upon the consent, in writing, of the other parties hereto.

Entire Agreement: This Agreement, including the Exhibits hereto and other documents delivered pursuant to the terms hereof, is the entire agreement of the parties covering everything agreed upon or understood with respect to the transactions contemplated hereby and supersedes all prior agreements, covenants, representations or warranties, whether written or oral, by any party hereto. There are no oral promises, conditions, representations, understandings, interpretations or terms of any kind as conditions or inducements to the execution hereof.

Time: Time is of the essence. The parties each agree to proceed promptly and in good faith to consummate the transactions contemplated herein.

Expenses: Each of the parties hereto shall pay its own expenses incurred in connection with the authorization, preparation, execution and performance of this Agreement and obtaining any necessary regulatory approvals, including, without limitation, all fees and expenses of his respective counsel.

Severability: If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

Counterparts and Facsimile Signatures: This Agreement and any Exhibits, attachments, or documents ancillary hereto, may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

/s/ Scott Dockter

Scott Dockter

President/CEO

Steele Resources, Inc.

August 31, 2011

/s/ Wayne A Doss

Wayne Doss

President/CEO

Innocent, Inc.

August 31, 2011

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